May 9, 2007

Dear Fellow Shareholder:

Today, we are pleased to provide you with an opportunity to participate in our tender offer to repurchase up to 1,858,000 shares of our common stock, which is one part of an overall plan to recapitalize our company and return capital of $150 million to our shareholders. To assist us with this plan, we have engaged J. P. Morgan Securities Inc. to serve as our dealer manager and MacKenzie Partners, Inc. to serve as our information agent.

The two key elements of our overall plan to return capital consist of using up to $75 million to repurchase shares of common stock from our shareholders and, subject to further approval by our board of directors, the remaining balance of the $150 million will be paid in the form of a special one-time cash dividend to the holders of our common stock.

We anticipate obtaining the funds needed to finance our return of capital plan with the proceeds of a new $150 million term loan being arranged by J.P. Morgan Securities Inc. as part of a new credit facility that will also include a revised $100 million revolving credit facility. We have obtained a commitment from affiliates of the dealer manager, subject to customary conditions, to arrange the new credit facility. However, the consummation of our return of capital plan, including the tender offer, is conditioned upon our ability to close on the new credit facility.

The repurchase of up to $75 million of our shares will be accomplished through the following two transactions:

•	Through the repurchase of up to 1,858,000 shares of our common stock, par value $.01 per share, or approximately 5.4%% of our currently outstanding shares, to be accomplished by a “Dutch auction” tender offer which allows you to select the price within a price range specified by us at which you are willing to sell your shares. Significant terms of the tender offer include the following:

•	The price range for this tender offer is $18.25 to $20.00 per share.

•	We will select the lowest purchase price that will allow us to buy 1,858,000 shares. If a lesser number of shares is properly tendered, we will buy all shares that are properly tendered and not properly withdrawn prior to the expiration date.

•	If you own less than 100 shares and tender all of your shares, you will receive priority and have all of your shares purchased even if more than 1,858,000 shares are tendered.

•	No brokerage fees or commissions will be charged to you if you tender your shares.

•	All shares we purchase in this tender offer will be purchased at the same purchase price, even if you have selected a lower purchase price, but we will not purchase any shares above the purchase price selected by us.

•	Assuming we purchase 1,858,000 shares in the tender offer at the maximum specified purchase price of $20.00 per share, $37.2 million will be required to purchase those shares.

•	The remaining balance of the $75 million will be used to repurchase shares pursuant to a stock repurchase agreement, dated May 8, 2007, that we have entered with AAC Quad-C Investors LLC, our largest shareholder and with whom our directors, Terry D. Daniels and Anthony R. Ignaczak, are affiliated, Nathaniel F. Bradley IV, our Chairman, President and Chief Executive Officer, and Mark A. Redman, our Senior Vice President and Chief Financial Officer. Under this agreement, we have agreed to repurchase a specified number of these shareholders’ shares to maintain their pro rata beneficial ownership interest in our company after giving effect to the tender offer. AAC Quad-C Investors LLC, Mr. Bradley and Mr. Redman currently own beneficially approximately 35.6%, 12.2% and 2.6%, respectively, of our outstanding shares of common stock, and have elected not to tender any shares in the tender offer. This repurchase will be at the same price per share as is paid in the tender offer and will occur on the 11th business day following the expiration date of the tender offer.

A copy of the offer to purchase and the related materials for the tender offer are enclosed.

We believe that our plan to return capital of $150 million to our shareholders, including the tender offer, is a prudent use of our financial resources given our business profile, assets and current market price, and that purchasing our own shares is an attractive use of capital and an efficient means to provide value to our shareholders.

The tender offer will provide those shareholders who might prefer a less leveraged balance sheet with a selling opportunity without the usual transaction costs associated with open market transactions. Our plan also allows shareholders who desire to continue their investment in our expected capital structure to retain their shares and, after completion of our return of capital plan, potentially benefit from (1) increased equity return opportunities available due to our higher leverage, (2) the expected significant special cash dividend described earlier, and (3) an increased percentage ownership in our company.

We encourage each shareholder to read carefully the offer to purchase and related materials before making any decision with respect to the tender offer. Neither we nor our board of directors make any recommendation whether to tender shares to us. You should make your decision independently after consulting with your advisors.

Representatives from MacKenzie Partners, Inc. may contact you by phone to make sure you have received the offer to purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call MacKenzie Partners, Inc., toll free, at (800)-322-2885.

If you intend to deliver documents to our depositary, LaSalle Bank, National Association, by mail, we recommend that you use registered mail with return receipt requested, properly insured.

Unless otherwise extended, the tender offer will expire at 5:00 p.m. Eastern time on June 7, 2007. We again encourage you to read carefully the enclosed materials.

Sincerely,

Nathaniel F. Bradley IV
Chairman, President and Chief Executive Officer

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